UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

March 2, 2006

R. Scott McMillen
The Charles Schwab Corporation
Vice President and Associate General Counsel
120 Kearny Street
San Francisco, CA 94108

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2006

Dear Mr. McMillen:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to Charles Schwab by the Teamsters General Fund. We also have received a letter from the proponent dated February 7, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

THE CHARLES SCHWAB CORPORATION

January 6, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund from the 2006 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation, a Delaware corporation listed on The Nasdaq National Market (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent") from the Company's proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter, which outlines the Company's reasons for excluding the Proposal from the Proxy Materials, and (2) the Proponent's letter, dated October 29, 2005, attached as Exhibit A, setting forth the Proposal. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 17, 2006 and ready for filing with the Commission on or about March 30, 2006. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Proposal

The Proposal deals with political contributions and specifically focuses on the Proponent's opposition to social security reform. The resolution contained in the Proposal requests that the Company prepare a semi-annual report disclosing its policies on, and accounting of, political contributions made with Company funds (specifically, political candidates, political parties, political committees and political entities operating under section 527 of the Internal Revenue Code of 1986, as amended); publish this report to stockholders by posting it on its website; and include in such report the names of the

Company's personnel participating in the contribution decision. The supporting statement contained in the Proposal discusses at length the Proponent's opposition to social security reform and asserts that the Company's contributions (whether included in the sort of contributions covered by the Proposal or not) support in some way social security reform.

Grounds for Omission

The Proposal is designed to further a personal interest of the Proponent, and accordingly may be excluded pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) under the Exchange Act permits a company to exclude a stockholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company … or to further a personal interest, which is not shared by the other shareholders at large." The supporting statement and the Proponent's actions against the Company and its board of directors in the past year, as discussed below, demonstrate that the Proponent intends to use the Company's proxy statement and annual meeting to advance its own political agenda: its desire to stop social security reform and protect the Proponent's members' defined benefit arrangements (presumably at other companies, where its members work).

The Commission has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(4), even if it is drafted in a neutral manner and positioned as a matter of general interest to stockholders, if the underlying facts evidence that the proposal is merely a tactic to further the proponent's special interest. See Release No. 34-19135 (Oct. 14, 1982); see also Dow Jones & Co., Inc. (Jan. 24, 1994); Burlington Northern Santa Fe Corporation (Feb. 1, 2001 and Feb. 24, 2000). In the current instance, the Proposal is merely one element of a campaign undertaken by the Proponent and its erstwhile affiliate, the American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO"),[1] against the Company with respect to social security reform, even though it is couched in terms of a report on political contributions. The Company notes the following actions taken by the Proponent and its affiliates:

- At the Company's 2005 annual meeting of stockholders, people who we believe to be representatives of the Proponent and the AFL-CIO voiced Proponent's opposition to social security reform, and the Company's participation in any social security reform efforts. In addition, representatives of the AFL-CIO protested outside the annual meeting. See Exhibit B.

- In March 2005, Mr. John Sweeney, President of the AFL-CIO, sent a letter to Charles R. Schwab, the Company's Chairman and Chief Executive Officer, accusing the Company of having a conflict of interest with respect to the social security reform

[1] We understand that the Teamsters union separated from the AFL-CIO in July 2005. See George Raine, "2 Big Unions Break from AFL-CIO: Teamsters and SEIU Want More Emphasis on Adding Members," *San Francisco Chronicle*, July 26, 2005, at A-1.

debate and informing Mr. Schwab that the AFL-CIO was "leading protests at Charles Schwab offices around the country." See Exhibit C.

- The Company believes that it was representatives of the Proponent or the AFL-CIO who, in June and August 2005, faxed numerous letters opposing social security reform and the Company's purported participation in the debate regarding reform to members of the Company's board of directors at their respective workplaces, samples of which are included as Exhibit D. Supporting the Company's belief, the Company notes that (1) all of the letters, while purporting to come from different individuals, have the same two return facsimile numbers, (2) all of the faxes originate from the same two telephone exchanges, (3) none of the letters are manually signed, and (4) there is a striking consistency of language among all of the letters and between the letters and the supporting statement of the Proposal itself. This appears to be part of the "Schwab: Hands Off Social Security" campaign launched by the AFL-CIO in January 2005. See Exhibit E.

A review of the Proponent's periodicals reveals the link between the Proponent's opposition to social security reform and its personal grievance with the Company. Proponent's May 2005 edition of *The Teamster*,[2] the relevant pages of which are reproduced in Exhibit F, includes an article entitled "The Assault on Pensions: The Teamsters Fight for Pension Protection." The article articulates Proponent's special grievance with respect to social security reform: (1) personal savings, social security and defined benefit plans are the three elements of retirement securities; (2) most Teamsters have defined benefit plans; (3) social security and defined benefit plans are "under attack"; (4) financial services firms that administer personal savings plans have the most to gain from undermining social security and defined benefit plans. Therefore, the Proponent's special interest, not shared by the Company's stockholders at large, is to curtail the Company's participation in any public debate regarding social security reform.

The Company has responded with temperance to the Proponent and AFL-CIO's coordinated campaign. In March 2005, the Company posted to its website a two-page set of Questions and Answers entitled "Response to Questions on the Current Social Security Debate," attached as Exhibit G to this letter. The fact sheet outlined the Company's response to the Proponent and AFL-CIO's criticism, underscored the fact that the Company had not taken sides in the social security reform debate and rejected claims that it supported a particular point of view in the debate. In response to the coordinated campaign of faxes to the Board of Directors, in June 2005 the Company set up a separate electronic mail address and facsimile number to receive correspondence on behalf of the Board on this topic and requested that the AFL-CIO use these alternative numbers for communications; the letters to Board members' individual facsimile machines continued. Despite the Company's publicly neutral position and attempt at cooperation on the social security debate, the coordinated campaign has continued, with a focus on disrupting the Company's annual meeting of stockholders.

---

[2] Available at: *http://www.teamster.org/resources/members/TeamsterMagazine/mag_may05.pdf.*

It is inappropriate for the Proponent to use the shareholder proposal process, and the Company's annual meeting, as a platform to advance its political agenda (one on which the Company has already disclosed that it has not taken a position). The Proposal may therefore be properly excluded pursuant to Rule 14a-8(i)(4).

Portions of the Supporting Statement may be omitted because they violate Rule 14a-8(i)(3) and Rule 14a-9, as impugning the character of the Company's management and as materially false or misleading.

The Company believes that portions of Proponent's supporting statement contained in the Proposal impugn the character of Company management or are materially misleading, and it intends to omit these portions from the Proxy Materials pursuant to Rule 14a-8(i)(3) because they violate the Commission's prohibition against false and misleading statements.

The third sentence of the first paragraph of the supporting statement states that "Absent a system of accountability, we believe that corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders." Taken in the context of the entire Proposal, this statement impugns the character of Company management, implying that management is susceptible to breaches of fiduciary duty or even illegal conduct. Such statements may be properly excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3). See Securities and Exchange Commission, Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"); American International Group, Inc. (Feb. 19, 2004) (permitting exclusion of supporting statement that "Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders").

The assertions contained in the third paragraph to the Proponent's supporting statement, when read in the context of the entire supporting statement, create the impression that certain purported contributions or payments by the Company and its officers would be disclosed if the Proposal were to be adopted, when in fact this is not the case. As such, this paragraph is misleading to stockholders in making their decision to vote on the Proposal and will be excluded from the Proposal in the Proxy Materials. The Company specifically objects to each of the sentences in the third paragraph of the supporting statement contained in the Proposal.

> *Our Company* [i.e., The Charles Schwab Corporation] *has been a member of the Alliance for Worker Retirement Security, which is in our opinion the main business-backed lobby group for privatization of Social Security.*

This statement is materially misleading because it mistakes membership in an organization for a political contribution. The subject matter of the Resolution is political contributions, not membership in organizations. Mere membership in this organization would not be disclosed if the Resolution were to pass and be implemented.

> *Our Company has also donated to the Cato Institute ..., the think tank that in our view has moved privatization from the political fringe to the mainstream ...*

This statement is materially misleading because the Cato Institute is not a section 527 organization as called for by the Proposal; rather, it is organized under section 501(c)(3) of the Internal Revenue Code. If the Proposal were to be implemented, a donation to the Cato Institute would not be disclosed in the report called for in the resolution.

> *Chairman and CEO Charles R. Schwab has personally contributed to the Club for Growth, which pledged to spend $10 million to promote privatization ...*

Again, if the Proposal were to be implemented, this information would not be disclosed in the report requested. The resolution calls for disclosure of political contributions by the Company, not political contributions by employees of the Company.

Because the examples of so-called political contributions in the Proponent's supporting statement would not be disclosed if the Proposal were implemented, the Company believes they would materially mislead stockholders as to what sort of information they could expect to receive under the Proposal. These statements violate Rule 14a-9's prohibition on false and misleading statements and, accordingly, the Company intends to omit them from its Proxy Materials in reliance on Rule 14a-8(i)(3), consistent with the Commission's guidance. See SLB No. 14B. The staff has consistently recognized that supporting statements, or portions thereof, that are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are thus excludable pursuant to Rule 14a-8(i)(3). See, e.g., Bob Evans Farms, Inc. (June 6, 2001) (finding supporting statement encouraging shareholders to harass a shareholder that had previously voted against identical proposal irrelevant to proposal requesting declassification of board of directors); Freeport-McMoRan Copper & Gold, Inc. (February 22, 1999) (finding supporting statement describing a number of "shareholder topics" to be raised with board of directors, including company's compliance with the Foreign Corrupt Practices Act, discussion of political instability in Indonesia and use of hovercraft by directors, irrelevant to proposal requesting declassification of the board of directors); Unocal Corp. (March 7, 1996) (finding supporting statement regarding Myanmar government and company operations in Myanmar unrelated to proposal calling for adoption of bylaw requiring chairman to be independent).

*   *   *

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(4) because the Proposal furthers the Proponent's personal interest, one not shared by the Company's security holders at large.

In the event the Staff does not concur with the Company's view that it may exclude the entire Proposal from its Proxy Materials, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the statements indicated above of the Proposal's supporting statement from its Proxy Materials pursuant to Rule 14a-8(i)(3).

If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any response to this letter. Please do not hesitate to contact the undersigned at (415) 636-3255.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: *scott.mcmillen@schwab.com*

Exhibit A: International Brotherhood of Teamsters General Fund Proposal
Exhibit B: Press Release of AFL-CIO dated May 20, 2005
Exhibit C: Letter from John Sweeney to Charles Schwab dated March 31, 2005
Exhibit D: Examples of Facsimile Communications to the Company's Board of Directors
Exhibit E: AFL-CIO "Schwab: Hands Off Social Security" Campaign World Wide Web Page
Exhibit F: Article from May 2005 edition of *The Teamster*
Exhibit G: The Charles Schwab Corporation: Response to Questions on the Current Social Security Debate

cc: C. Thomas Keegel, General Secretary-Treasurer, International Brotherhood of Teamsters General Fund
Craig Rosenberg, Proxy Vote Plus (w/attachment)

EXHIBIT A

PROPOSAL

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 29, 2005

BY FAX: 415-667-3596
BY UPS NEXT DAY

Ms. Carrie Dwyer, Corporate Secretary
Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

Dear Ms. Dwyer:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

Resolved, that the shareholders of The Charles Schwab Corporation ("Charles Schwab," "Schwab" or the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the organizations described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to contribute; and,
   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.

Supporting Statement:

As long-term shareholders of Charles Schwab, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure. Absent a system of accountability, we believe that corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. We are concerned that there is currently no single source of information that provides all of the information sought by this resolution.

Working Americans do business with our Company as brokerage clients. They invest their retirement savings through Charles Schwab and own shares in the Company itself. We believe these relationships are based on the expectation of trust in Charles Schwab. In our view, this trust is imperiled by Schwab's partisan role in the national debate on Social Security, which affects the retirement security of the Company's depositors and investors. For this reason, we believe that complete disclosure by the Company is necessary for the Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Our Company has been a member of the Alliance for Worker Retirement Security, which is in our opinion the main business-backed lobby group for privatization of Social Security. Our Company has also donated to the Cato Institute (*Cleveland Plain Dealer*, 12/19/99), the think tank that in our view has moved privatization from the political fringe to the mainstream, and Chairman and CEO Charles R. Schwab has personally contributed to the Club for Growth, which pledged to spend $10 million to promote privatization (*Houston Chronicle*, 2/14/05).

We believe that Schwab's support for these groups creates a serious potential conflict of interest between the Company's own interest in profits from managing private accounts and the interest of its clients in preserving Social Security in its current form. Particularly under these circumstances, we believe that the Company should fully disclose to its shareholders all political contributions identified in this proposal.

We urge your support **FOR** this critical governance reform.

EXHIBIT B

PRESS RELEASE OF AFL-CIO DATED MAY 20, 2005

NEWS FOR WORKING FAMILIES

Workers, Clients Tell Schwab to 'Stop the Double Talk' on Social Security

May 20—Shareholders and workers angry that Charles Schwab Corp. is spending their money in support of Social Security privatization rallied outside the financial firm's annual meeting in San Francisco Thursday—and then more than one-quarter of shareholders, 26 percent, withheld their vote for the financial firm's board of directors. Withholding a vote is the same as a vote of no confidence in the board, including the chairman, Charles Schwab.

Shareholders also expressed their dissatisfaction with the firm's leaders by passing—with 57 percent of the vote—a resolution requiring annual elections for all directors. The resolution passed even though Charles Schwab owns 19 percent of the company.

Before the meeting, rallying clients, union members, retirees, students and community activists urged the investment firm to "Stop the Double Talk" and end its support for the privatization of Social Security.


SCHWAB
CLIENTS
AGAINST
PRIVATIZATION
SCHWAB
CLIENTS
AGAINST
PRIVATIZATION

Wearing masks of CEO Charles Schwab, hundreds of shareholders and workers protested Schwab's support for Social Security privatization at the corporation's annual meeting.

Schwab Belongs to Groups Leading the Attack on Social Security

With many participants wearing masks of Charles Schwab, investors and workers called on the company to withdraw from corporate coalitions promoting plans by President George W. Bush and California Gov. Arnold Schwarzenegger (R) to slash guaranteed retirement benefits for millions of workers. Shareholders dominated the meeting with challenges to Schwab's advocacy of Social Security privatization.

Schwab claims it doesn't take a position on Social Security privatization—but the firm maintains membership in groups leading the attack on Social Security. Schwab is a member of the Alliance for Worker Retirement Security (AWRS) and the Securities Industry Association (SIA), both key proponents of Social Security privatization. The AWRS and SIA represent investment banks, broker-dealers and mutual fund companies.

"Charles Schwab has a long track record of support for privatizing Social Security and our state pension funds," Tim Paulson, executive director of the San Francisco Labor Council, told the crowd. "But the more people hear about privatization, the less they like the idea."

More Than 1,000 Clients Write to Oppose Schwab's Support for Privatization

At the rally, Schwab clients delivered 1,100 letters from fellow clients denouncing the company's support for privatization. Several clients also attended the annual meeting to ask questions of Schwab about the firm's backing of privatization.

Schwab supported Bush's kick-off to his campaign for privatizing Social Security by participating in the president's economic summit in December, Paulson said. Schwab also took part in a high-level White House strategy session discussing corporate support for the initiative, he said.

Financial firms, including those supporting Social Security privatization, such as Schwab, stand to gain billions of dollars in fees from managing privatized Social Security accounts while working families would be hit with cuts in guaranteed Social Security benefits and greater national debt. University of Chicago economist Austan Goolsbee estimates such companies as Charles Schwab could reap some $940 billion in fees over the next 75 years.

Social Security Privatization Would Cut Workers' Benefits 20 Percent to 30 Percent

Working families are pressing lawmakers to stop Bush's plans and campaigning to educate the public about the dangers of privatizing Social Security. The Bush plan would slash guaranteed benefits for young workers by $4,500 per year for workers making $37,000 in 2005 and $9,000 per year for so-called "high earners" who make $59,000 in 2005—even for recipients who did not choose private accounts. Social Security privatization would saddle the nation's children with $4.9 trillion in new debt, mostly owed to foreign countries, over the first 20 years alone.

The plan also would worsen Social Security's financing problems: Under Bush's privatization plan, Social Security would run out of surplus revenues in 2030, 11 years earlier than now projected.

The rally followed a March 31 National Day of Action for Retirement Security, when thousands of working families and community activists rallied in more than 70 cities at the offices of Wall Street firms demanding that Schwab and others stop supporting privatization of Social Security.

"American voters know privatization is a flim-flam scheme—they already know that privatization means steep benefit cuts, an exploding deficit, huge bills for our children and grandchildren and more corruption on Wall Street," AFL-CIO President John Sweeney told a National Day of Action crowd in Washington, D.C.

Grassroots protests by workers and investors have prompted several financial firms to drop out of the pro-privatization organizations.

In February, Edward Jones, which operates some 9,000 offices around the nation, dropped out of AWRS after a series of community actions at many of its offices. Shortly before grassroots mobilizations aimed at investment firm Waddell & Reed were set to take place in March, the company announced it was leaving AWRS.

Take Action Now!

- Are you a client of Charles Schwab? Click here!
- Send an e-mail to Schwab Chairman and CEO Charles Schwab and tell him "Don't pick

our pockets to line yours."

More

- Find out more about the May 19 action at the Schwab shareholder meeting.
- Setting the Record Straight: Charles Schwab's Support for Social Security Privatization.
- See how Schwab puts its own interests first with privatization.
- Read the March 31 letter from AFL-CIO President John J. Sweeney to Charles Schwab, chairman and CEO of the Charles Schwab Corp.
- Read Jan. 14 letters from the AFL-CIO to Schwab executives, Charles Schwab and Executive Vice President William Atwell.
- Download a flier: Charles Schwab: Don't Pick Our Pockets to Line Yours.

Updated: July 05, 2005

EXHIBIT C

LETTER FROM JOHN SWEENEY
TO CHARLES SCHWAB DATED MARCH 31, 2005

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

March 31, 2005

Mr. Charles Schwab
Chairman and CEO
The Charles Schwab Corp.
101 Montgomery Street
San Francisco, CA 94104

Dear Mr. Schwab:

As you are aware, the AFL-CIO has publicly criticized your company's long trail of advocacy for privatizing Social Security. Your firm's participation at many levels in the campaign to carve private accounts out of Social Security represents a breach of faith with your clients who depend on Social Security as a bedrock for their future plans.

Yours is one of the few remaining companies that directly belong to the Alliance for Worker Retirement Security (AWRS), the leading lobby group promoting Social Security privatization. The AWRS, and its affiliated front group COMPASS, were described by Presidential advisor Karl Rove as the President's "muscle" from the business community on the Social Security issue. These groups have pledged to spend tens of millions of dollars to promote private accounts.

In addition to your membership in the AWRS, your company's support for privatization includes:

- Funding of the Cato Institute, which for twenty years has been the leading champion of privatizing Social Security, and which has described Social Security as a "cancer."

- Leadership at the Securities Industry Association (SIA), where William Atwell represents your company on the Board. The SIA has long backed privatization, and has also joined the AWRS. The Schwab representative has reportedly been one of the principal proponents of the SIA's pro-privatization stance.

- Participation in strategy discussions on the issue with White House officials, which were widely reported in the press.

- Endorsement of the private accounts concept by your Chief Investment Strategist, Liz Ann Sonders, as part of the "Economic Summit" held by the President in December largely to promote his plan to carve private accounts out of Social Security.

- Published reports also indicate that you personally have endorsed privatization, and have contributed to Progress for America and Club for Growth, two organizations which have announced aggressive spending plans to campaign for privatization.

In the face of this clear record of advocacy, a company representative has now said that the company has "not taken a position," and dismissed the company's membership in the AWRS as a way to "stay plugged into" the debate.

This would be a comical example of corporate double-speak and evasion if the stakes were not so high. Americans depend on Social Security as a platform for planning retirement, and for protection in the event of life's misfortunes. Social Security is a compact that binds our nation together. Social Security is threatened by a campaign conducted by ideologues, and funded by corporate backers who prefer to camouflage their role in attacking America's most successful social program. All indications are that you and your company have been among those backers.

For the Charles Schwab Corporation, participation in the AWRS and other support for privatization constitutes a serious conflict of interest. The opportunity to manage private accounts could be an enormous boon for the Schwab Corporation's ailing business. The Securities Industry Association itself estimated that Wall Street stood to gain $279 billion in management fees under a likely scenario in which financial services firms could actively manage accounts above certain threshold levels. Your company could well be positioned to win a large share of that business. Other estimates of the value of fees under privatization have ranged up to nearly $1 trillion.

Your support for groups advocating privatization gives investors cause to question whether they can count on your company to look out for their interests, and not just your own. The apparent attempt to spin this activity as something innocuous is a further alarm that investors may not be able to trust your firm to be fully transparent and candid about its activities and its potential conflicts.

The AFL-CIO is leading protests at Charles Schwab offices around the country today to shine a light on your firm's promotion of privatization. The public should be able to see whose interests are behind the multi-million dollar campaign to privatize Social Security. And your clients and potential clients should know how your firm has supported privatization.

I encourage you to drop all support for the effort to privatize Social Security, including severing all ties and ceasing all contributions by your firm and its officers to groups that are promoting privatization.

Sincerely,

John J. Sweeney
President

JJS/meb

EXHIBIT D

EXAMPLES OF FACSIMILE COMMUNICATIONS TO THE COMPANY'S BOARD OF DIRECTORS

August 9, 2005 01:22 PM
202-429-1120

Chairman & CEO, Legacy Partners Commercial Inc. C. Preston Butcher

Subject: End Schwab's Social Security Double Talk

Dear Chairman & CEO, Legacy Partners Commercial Inc. Butcher:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

john lyall
[redacted]
worthington, OH 43085

August 17, 2005 10:11 PM
202-429-1120

Chairman & CEO, Legacy Partners Commercial Inc. C. Preston Butcher

Subject: End Schwab's Social Security Double Talk

Dear Chairman & CEO, Legacy Partners Commercial Inc. Butcher:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

SHARON BAUER
[redacted]
RENSSELAER, NY 12144

August 8, 2005 04:40 PM
202-429-1120

Chairman, Transamerica Corporation Frank C. Herringer

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Transamerica Corporation Herringer:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

Robin Evans
[redacted]
Clinton, MD 20735

August 8, 2005 05:03 PM
202-429-1120

Chairman, Transamerica Corporation Frank C. Herringer

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Transamerica Corporation Herringer:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

Donald Brown
[redacted]
Ofallon, IL 62269

June 7, 2005 04:55 PM
301-946-8452

Chairman, Caxton Health Holdings Robert Wilson

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Caxton Health Holdings Wilson:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

Bob Oakley
[redacted]
Philadelphia, PA 19111

June 7, 2005 04:48 PM
301-946-8452

Chairman, Caxton Health Holdings Robert Wilson

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Caxton Health Holdings Wilson:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Yours truly,

David Holmes
[redacted]
Cedar Rapids, IA 52405

TO: Chairman & CEO, Legacy Partners Commercial Inc. C. Preston Butcher

FROM: Carol Ward
[redacted]
Ardmore,, PA [redacted]03

SUBJECT: End Schwab's Social Security Double Talk

DATE: August 19, 2005 07:19 PM

Dear Chairman & CEO, Legacy Partners Commercial Inc. Butcher:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Carol Ward

TO: Chairman, Transamerica Corporation Frank C. Herringer

FROM: Kenneth Verrett
[redacted]
Tampa, FL 33612

SUBJECT: End Schwab's Social Security Double Talk

DATE: August 9, 2005 07:48 AM

Dear Chairman, Transamerica Corporation Herringer:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Kenneth Verrett

TO: Chairman, Caxton Health Holdings Robert Wilson

FROM: Shelton Anthony
[redacted]
Rock Spring, GA 30739

SUBJECT: End Schwab's Social Security Double Talk

DATE: June 7, 2005 09:33 PM

Dear Chairman, Caxton Health Holdings Wilson:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Shelton Anthony

202-429-1120

JANET SPILLANE

[redacted] ROCHESTER, NY 14606

August 20, 2005 01:59 AM

Chairman & CEO, Legacy Partners Commercial Inc. C. Preston Butcher

Subject: End Schwab's Social Security Double Talk

Dear Chairman & CEO, Legacy Partners Commercial Inc. Butcher:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

JANET SPILLANE

202-429-1120

Beth MacBlane

[redacted] Washington, DC 20005

August 9, 2005 07:40 AM

Chairman, Transamerica Corporation Frank C. Herringer

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Transamerica Corporation Herringer:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Beth MacBlane

301-946-8452

Joe Medley

[redacted] Bridgeton, NJ 08302

June 7, 2005 04:12 PM

Chairman, Caxton Health Holdings Robert Wilson

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Caxton Health Holdings Wilson:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Joe Medley

202-429-1120

August 16, 2005 10:56 AM

Vicki Harrigian

[redacted], ♦ Lamesa, TX 79331

Chairman & CEO, Legacy Partners Commercial Inc. C. Preston Butcher

Subject: End Schwab's Social Security Double Talk

Dear Chairman & CEO, Legacy Partners Commercial Inc. Butcher:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Vicki Harrigian

202-429-1120

August 8, 2005 11:54 PM

DANA CORBETT

[redacted], ♦ Vancouver, WA 98664

Chairman, Transamerica Corporation Frank C. Herringer

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Transamerica Corporation Herringer:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

DANA CORBETT

301-946-8452

June 7, 2005 04:10 PM

Charles L. Goodge

[redacted] ♦ Allentown, PA 18104

Chairman, Caxton Health Holdings Robert Wilson

Subject: End Schwab's Social Security Double Talk

Dear Chairman, Caxton Health Holdings Wilson:

As a member of the Schwab board of directors, your key role is to oversee top management. I urge you to immediately stop Chuck Schwab's Social Security double talk at a time when the company's stock price languishes and its customer base is eroding.

CEO Chuck Schwab is using his name and the prestige of the Schwab investment firm to promote a highly controversial public policy position. Social Security double talk undermines the trust of investors and clients in the company.

The Charles Schwab Corp. joined the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. Social Security should be strengthened so it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, the Schwab Corp. should not be pushing a scheme that unravels these protections.

Sincerely,

Charles L. Goodge

EXHIBIT E

AFL-CIO "SCHWAB: HANDS OFF SOCIAL SECURITY" CAMPAIGN WORLD WIDE WEB PAGE

Charles Schwab

Campaign Launched:
January 25, 2005

Tell Charles Schwab: Take your hands off our Social Security.

Under pressure, investment groups Edward Jones, Waddell & Reed and Financial Services Forum have pulled out of lobbing outfits pushing Social Security privatization. Now it's Charles Schwab's turn.

Charles Schwab still is a leading member of that group—and also has funded the Cato Institute, the think tank that has been the godfather of the scheme to privatize Social Security. Privatization will mean huge benefit cuts for working families—but may mean millions of new customers for Charles Schwab. Schwab has claimed publicly it isn't supporting "any Social Security proposal." (*The Wall Street Journal,* Feb. 11, 2005.)

Send a letter to demand Schwab immediately cease all support for Social Security privatization.

- Step down from the AWRS.
- Stop all financial contributions to pro-privatization organizations.
- Take leadership in industry groups that Schwab is part of to stop supporting privatization.

Sample Letter for Campaign

Subject: Charles Schwab: Take Your Hands Off Our Social Security.

Dear *[Decision Maker]*,

Your company is part of the Alliance for Worker Retirement Security, the leading business-backed lobby group trying to privatize Social Security. Schwab also has funded the Cato Institute and Schwab officials have publicly backed the concept of privatization.

Privatization will mean huge benefit cuts and dangerous levels of new government borrowing. I urge you to immediately withdraw all support from groups pushing to privatize Social Security, including

AWRS.

I also urge you to take leadership in industry groups such as the Securities Industry Association to withdraw support from privatization.

Social Security should be strengthened so that it remains a guaranteed protection for Americans in retirement and when facing disability or the death of a loved one. As an investment adviser to average Americans, Charles Schwab should not be pushing a scheme that unravels these protections.

Sincerely,
[Your Name]
[Your Address]

Background Information

Don't Privatize Social Security—Strengthen It

With private pensions and public employee retirement plans under attack, working families need more retirement security, not less. But privatizing Social Security would make retirement less secure by cutting guaranteed benefits by 40 percent for even for those who do not choose privatized accounts.

- **They say:**
  The program is voluntary.
  THE FACT IS:
  The program is not voluntary-your retirement benefits are cut by at least 40 percent, even if you do not choose a private account.
- **They say:**
  You'll make more money with private investments.
  THE FACT IS:
  The government will take back 70 cents in your Social Security benefits for every dollar in your account when you retire-on top of the 40 percent cut in your guaranteed retirement benefits.
- **They say:**
  You'll get to personally direct your retirement investments.
  THE FACT IS:
  You don't control your own money-politicians will pick Wall Street firms to control your investment accounts, a process corrupted by politics.
- **They say:**
  You'll be able to pass on your retirement investments to your heirs.
  THE FACT IS:
  For most retirees, there will be little or nothing left to pass on because most Social Security investments cannot be passed on to heirs.

To find out more go to:
http://www.aflcio.org/socialsecurity .

Maintainer: Working Families e-Activist Network
(peoplepower@aflcio.org)

Working Families e-Activist Network

EXHIBIT F

ARTICLE FROM MAY 2005 EDITION OF *THE TEAMSTER*

INTERNATIONAL BROTHERHOOD OF TEAMSTERS MAY 2005

TEAMSTER



LIGHTS, CAMERA, TEAMSTERS!

TEAMSTERS ARE DRIVING FORCE IN MOTION PICTURES AND TELEVISION

www.teamster.org

IN THIS ISSUE


14

FEATURES


22


26



TEAMSTER
www.teamster.org









Teamsters Lobby Congress to Protect Pensions

Clockwise from top left:

- ➤ Local 667 President Henry Perry Jr., Rep. Lincoln Davis (D-TN), Joint Council 87 Secretary-Treasurer W.C. Smith.
- ➤ Local Union 89 President Fred Zuckerman, Rep. Ben Chandler (D-KY), Joint Council 94 President Jerry Vincent .
- ➤ Ted Bilski and Carl Vonash of Teamsters Local 142 and Rep. Peter Visclosky (D-IN)
- ➤ International Vice President Jack Cipriani and Rep. Bob Etheridge (D-NC).

THE ASSAULT ON PENSIONS

RETIREMENT SECURITY IN AMERICA IS UNDER ATTACK. For generations, Americans have relied on a combination of personal savings, Social Security and pensions for their retirement incomes. These three sources make up the three-legged stool of retirement security. If you take away any one of the legs, the stool collapses. Economic and political forces are currently sawing away all three legs at once.

The combination of stagnating wages and rising costs are making personal savings a thing of the past. More than half of all employees now live from paycheck to paycheck, according to a survey by MetLife. The figure goes up to 87 percent for those earning less than $30,000 a year. Only 17 percent of workers put aside savings for retirement in 2004, according to a recent CBS/*New York Times* poll.

Many working families have increased their credit card spending or taken advantage of exceptionally low interest rates to pull cash out of their homes. Total consumer credit outstanding is 30 percent higher than in 1998. It is now over $2 trillion—a record—or about $19,000 per household, excluding home mortgages. Including them adds another $7 trillion, or $66,500 per household. With the Federal Reserve beginning to raise interest rates, many families are headed for bankruptcy.

Now Big Business is sawing away at the second leg—Social Security. They have created a "crisis" as a reason to privatize Social Security. This will reduce benefits for retirees, increase the national debt by trillions of dollars and make billions for Wall Street firms.

Unlike this fabricated Social Security crisis, pensions—the third leg of the stool—really are under siege. Today, the majority of Americans don't even have a pension. Only 44 percent are covered by an employer-sponsored pension. The rest, over 70 million, rely completely on their savings and Social Security checks for their retirement income, according to the U.S. Department of Labor.

Thanks to collective bargaining agreements, Teamsters face much more secure retirements than nonunion workers. Fund trustees on both the union and employer side are working hard to make sure that the funds survive the national crisis. They are doing their best to maintain benefit levels in an increasingly difficult environment. That is why the Teamsters Union is calling on Congress to provide legislative relief to pension funds.

Teamsters Fight for Pension Protection



Local 25 Trustee Colleen Brady, Joint Council 10 Secretary-Treasurer David Laughton, BLET Representative John Tolman and Rep. Rob Simmons (R-CT).

Defined Benefit Plans Declining

Employer-sponsored pensions can be defined benefit or defined contribution plans. Those fortunate enough to be covered by a defined benefit plan have a more certain future. Defined benefit plans guarantee a monthly payment based on the worker's age, years of service and earnings. Most Teamsters have defined benefit pensions.

Defined contribution plans, like 401(k)s, place the responsibility and the risk on the individual investor. Not surprisingly, employers that offer pensions are moving more and more to defined contribution plans. There were 314,592 defined contribution plans in 1978. Today, that number has gone up over two-and-a-half times to 840,301, according to the Employee Benefit Research Institute and

What Teamsters Think

Retirement Security and Teamster Pensions

➤ **59 percent** expect that they will be able to make ends meet during retirement through a combination of their pension, 401(k), savings and Social Security

➤ **80 percent** think that their pension will be as good or better than those of their nonunion friends

The Assault on Pensions

➤ **84 percent** are more concerned today about their pension benefits than they were five years ago

➤ **19 percent** blame general economic conditions; 18 percent blame big corporations and 17 percent blame politicians in Washington for problems facing pensions today

➤ **64 percent** say that Congress and the President are not providing the necessary help that pension plans need

Social Security

➤ **72 percent** say that President Bush's Social Security plan will cause benefit cuts

➤ **78 percent** say that Wall Street investment firms will be the big winners if President Bush's Social Security plan goes through

➤ **70 percent** favor repealing the Bush tax cut for the wealthiest and investing that revenue to fix Social Security

According to the results of a recent poll of 800 Teamster members across the country.

the Bureau of Labor Statistics.

The opposite trend is true for defined benefit plans. In 1978, there were more than 128,000 defined benefit plans that covered 41 percent of the workforce. Today, there are only 26,000 such plans and they cover only 21 percent of the workforce.

Defined benefit plans, while more stabile than defined contribution plans, have also been hit by the so-called perfect storm of stock market declines, falling interest rates and changing demographics, leaving many of them underfunded. A large percentage of the workers in these plans are union members.

Pension Rules Need to be Fixed

While the stock market is beginning to rebound, pension rules require the funds to maintain certain levels today in order to meet future obligations. These funding requirements use interest rates to determine how much is needed today. As a result of the low interest rates and stock market declines of 2000 to 2002, many funds are facing funding problems. That is why the Teamsters Union and other groups are calling for Congress to provide relief to multi-employer pension funds. The relief would give the funds the breathing room they need.

Failure to provide relief could force plans to collapse. When a plan fails, the Pension Benefit Guaranty Corporation (PBGC) takes over the insolvent fund and assumes financial responsibility for paying retiree pensions, most often at a reduced level. Currently, the PBGC provides insurance for the 44 million American workers in the 26,000 remaining private defined benefit pension plans.

Moreover, with so many plans having trouble, the PBGC has been forced to run a deficit. There are now a record number of underfunded pension plans. In 2000, the PBGC was 23 percent overfunded. Not anymore. The PBGC's deficit reached $23.3 billion in 2004 for defined benefit plans.

Inaction in Washington

Earlier this year, the administration proposed increasing the premiums that PBGC-covered employers pay to bolster the agency. Unfortunately, this doesn't address the systemic problems, hurts employers and does not provide enough real help to the PBGC to bail it out anyway.

Last year, Congress stepped into the pension crisis last year and passed legisla-

Pension Power Under Attack

➤➤➤➤ Union power comes from the solidarity of union members. For decades, union members have stood together to fight for better wages, benefits and working conditions. They have also fought to create a better society for all. Unions have been instrumental in the civil rights movement, the fight for equal rights for women, child labor laws and environmental protections.

Today, union pension funds are using that same power of solidarity to fight for change in corporate America.

Union pension funds are using their power as institutional investors to bring about corporate reforms. The funds control sizable blocks of stock. This means they can wield power in the boardroom. This power has been used to curtail union-busting policies, to foster better labor relations and to get employees better treatment on the job. The funds have also used their leverage to get companies to stop polluting the environment. In the wake of the scandals at Enron (which cost public pensions $300 billion), WorldCom, Marsh & McLennan and others, union pension funds are leading the fight for corporate accountability.

"The Terminator"

Just as union pension funds are starting to make an impact, some corporate leaders and their allies in Congress are working hard to take away that power. Governor Arnold Schwarzenegger is attacking California's public sector workers for that very reason. The California Public Employee Retirement System (CalPERS) is the largest union pension fund in the country and is well known for its stockholder activism. The CalPERS president was recently ousted for his activism, and Schwarzenegger suggested converting public sector defined benefit pensions into 401(k) plans.

Replacing defined benefit pensions with 401(k) accounts takes away union power. If everyone has their own individual account, the group purchasing power of union benefit funds will disappear.

Just as workers are gaining the power to fix problems in corporate America from the top, this attack on pensions is working to take the legs out from under the union pension funds.

tion that provided some relief to single-employer pension plans. Unfortunately, the legislation provided no help to multi-employer plans. Moreover, the relief was only temporary; a two-year band-aid. Congress will need to act again. Hopefully, it will find a long-term solution this time around.

Pensions are supposed to provide retirement security. They are part of the social contract. You participate in the workforce and, based on that participation, money that workers set aside provides income during their retirement. Today, thanks to a variety of factors, the social contract is being torn up and American workers are being left trying to find ways to pay the rent, buy food and be able to afford medical care during their "golden" years.

Who does Social Security help?


7.5 million survivors
7.8 million people with disabilities
32.1 million retirees
47 million total

How important is Social Security?


65% of recipients count on Social Security for 50 percent or more of their retirement income
33% count on Social Security for 90 percent or more of their retirement income
20% count on Social Security for 100 percent or more of their retirement income

Source: Social Security Administration

➤➤➤➤ Any so-called "fix" to Social Security that doesn't address the problems facing the program will make them worse—and make retirement unaffordable for many retirees.

Social Security is a program that provides guaranteed income to retirees, family members of workers who die and people with disabilities. Currently, it helps more than 47 million people each year.

The program was started in 1935 by President Franklin Delano Roosevelt as a response to the stock market crash of 1929 that led to the Great Depression. The crash forced 50 percent of the elderly into poverty. FDR created Social Security to provide retirees with a defined benefit to keep them out of poverty.

Futures at Risk

Why would anyone want to reverse the entire program and have Americans risk the security of their retirements in the volatile stock market?

Big Business says that Social Security is facing a crisis and will soon be unable to pay out benefits. Economists disagree. They say that the program will continue to run a surplus until 2018 and will be able to meet its obligations until at least 2042. If no changes are made, the program will still be able to pay out 70 percent of its promised benefits after 2042. With some small adjustments, however, the program will remain healthy for decades and decades.

It is also interesting that privitization plans do nothing to address this so-called crisis. In fact, private accounts will make it worse. These accounts will pull money out of Social Security as people invest in the stock market. In the short-term, that withdrawal will actually make the funding problem worse and will saddle future generations with $4.9 trillion in debt in the first 20 years alone.

Benefits Will Drop

And then there is the effects on retirement income. Privatization will change Social Security from a defined benefit plan to a defined contribution plan. Workers will have no idea of what they're monthly benefits will be under the proposal.

But there is one thing that will be certain: monthly benefits will go down. The average worker will lose out on $152,000 over a 20-year retirement, according to the Center for Economic Policy Research. The government will take away 70 cents in benefits on every dollar in a private account—after reducing benefits by 40 percent to start with.

According to calculations by Sen. Chuck Schumer (D-NY), workers born in 1967 earning $55,000 a year would get $23,500 a year under the current system and only $18,899 under the Bush plan; a 23-year-old earning $24,000 would get $16,581 under Social Security and $11,211 under the Bush proposal. (Visit www.schumer.senate.gov to use his pension calculator.)

The Myths of Social Security Reform

Wall Street Boondoggle

Social Security has been very successful at reducing the poverty rate among the elderly. By 1960, the rate was down from 50 percent to 35 percent. Today, the rate has dropped to 10 percent. The reduction in benefits will reverse this trend and make worse the problem that Social Security was created to fix.

Privatization advocates say that their program will be an improvement because benefits can be passed on to the next generation. What they don't say is that because of the reductions in benefits under their plan, there will likely be nothing left to pass on anyway.

Where is all the money going? Start by looking at the Wall Street firms that are administering the accounts. The firms that Bush and Congress select to control the accounts stand to make billions. For starters, they will charge administrative fees of 12 to 14 percent. Today, administrative costs are less than one cent per dollar paid out.

Social Security does have its problems, but some relatively minor changes can solidify the system. Repealing just one percent of Bush's tax breaks for the wealthy would allow the program to provide guaranteed monthly benefits for generations of retirees.

EXHIBIT G

THE CHARLES SCHWAB CORPORATION: RESPONSE TO QUESTIONS ON THE CURRENT SOCIAL SECURITY DEBATE

THE CHARLES SCHWAB CORPORATION

RESPONSE TO QUESTIONS ON THE CURRENT SOCIAL SECURITY DEBATE

What is Schwab's corporate position on the current Social Security Debate?

At Charles Schwab, we work with millions of investors each year helping them plan for and reach their financial goals. From that experience we know that retirement security is the top financial priority for most Americans.

Assuring that Social Security remains viable for current and future generations of American retirees is a common national objective and should be one of today's most important long-term goals for policy-makers and the public – regardless of political affiliation.

We have encouraged and will continue to support an open discussion about ways to address Social Security's long-term strength and viability. That discussion is still in its early stages, without consensus yet around specific plans.

We're hopeful the nation can reach a bipartisan compromise to assure Social Security's long-term viability. We believe that Americans deserve a system that works and provides a stable and predictable future for them.

Does the company support personal or private accounts?

At this time, The Charles Schwab Corporation is not an advocate of any specific political approach related to addressing Social Security. Claims by some organizations that Schwab is a 'supporter' of Social Security personal accounts are incorrect.

Did the company contribute to lobbying efforts in support of personal or private accounts?

The Company has contributed membership fees to a variety of organizations that have points of view on this issue. Those contributions have included groups that take both sides of the debate on the role of private accounts in a Social Security solution.

Why does the company contribute to lobbying organizations if you don't support their points of view?

With millions of Americans counting on Social Security for their future, we firmly believe we would be doing a disservice to our clients, our employees and our industry if we *weren't* participating in the dialogue and listening to different perspectives.

We believe the only way to find a viable solution to protecting Social Security is through education, healthy debate and seeking out differing points of view.

Our participation in these groups provides us with access to information and exposure to different viewpoints as they are being developed and discussed. We've tried to take a balanced and measured approach to gathering information about a very complex and emotionally-charged subject.

Does Charles R. Schwab, the company Chairman and CEO support private or personal accounts?

Mr. Schwab has been a life-long and unequivocal advocate for the benefits of investing. He also has been vocal on the need for Americans to expand their retirement savings. He has said that he believes the long-term viability of Social Security should be a public priority. He recognizes these are his own thoughts and not the official views of the company.

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Some time in the future Congress and the President will decide for the country on a social security solution for its long term fiscal health. It may or may not include the adoption of a private account option for those under 45 years of age. Mr. Schwab will support their decision.

Every American has the right to form and advocate their own opinions about matters of public importance. An individual's point of view should not be interpreted as the company's point of view.

For press inquiries, please contact:
Charles Schwab Corporate Public Relations
415-636-5454
corppr@schwab.com

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 7, 2006

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Ladies and Gentlemen:

By letter dated January 6, 2006 (the "No-Action Request"), The Charles Schwab Corporation ("Charles Schwab", "Schwab" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Schwab omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund" or the "Proponent") from Schwab's proxy materials to be sent to shareholders in connection with the 2006 annual meeting of shareholders (the "2006 Annual Meeting"). Under the Exchange Act, we are furnishing six copies of this letter, responding to the allegations made by the Company in regards to the Proponents Proposal submitted to the Company on October 29, 2005.

The Proposal requests that Schwab report semiannually on the Company's policies and procedures on political contributions and expenditures and on certain specific contributions or expenditures made directly or indirectly by Charles Schwab. The Proposal recommends that the report (the "Report") be presented to the audit committee of Charles Schwab's Board of Directors or other relevant oversight committee, and that it be posted on the Company's web site.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(4), arguing that the Proposal is designed to redress a personal claim or grievance against the Company and further believes that it may omit portions of the supporting statement of the Proposal because it violates Rule 14a-8(i)(3) and Rule 14a-9 as it impugns the character of the Company's management and is materially false and misleading.

As a starting point, the burden is on Charles Schwab to establish that it has a reasonable basis for excluding the Proposal from its 2006 Proxy Materials.[1] As demonstrated by the arguments herein, the grounds upon which the Company bases its arguments for exclusion misstate the Securities and Exchange Commission (SEC) precedent and applicable law. Therefore, the Fund's Shareholder Proposal should be included in the Company's 2006 Proxy Materials.

ARGUMENT

I. ***The Proposal Must be Included in the Company's 2006 Proxy Statement Because the Proposal is Not Designed to Redress a Personal Grievance***

The Company states that the Proponent's Shareholder Proposal is a "tactic to further the proponent's special interests." The Company goes on to say that, "In the current instance, the Proposal is merely one element of a campaign undertaken by the Proponent and it's erstwhile affiliate, the AFL-CIO." The Company then lists a series of incidences where the AFL-CIO has engaged the Company regarding the Company's position on social security reform.

The International Brotherhood of Teamsters (IBT) is a wholly autonomous organization from the AFL-CIO. In fact, at the time this proposal was filed, the IBT was no longer a member organization of the AFL-CIO, a fact that the Company readily acknowledges in its request for no-action relief. Any actions that the AFL-CIO may have taken in coordination with their campaign to preserve America's retirement security was not done in the name of the IBT General Fund.

[1] See SEC Staff Legal Bulletin No. 14 (July 13, 2001).

The Company also states the Proposal is intended to advance the Proponent's, "own political agenda: it's desire to stop social security reform and protect the Proponent's members' defined benefit arrangements." The Proposal is virtually identical to several other proposals that the Proponent has filed at a number of companies this year including Pfizer, Citigroup, IBM, and Wal-Mart requesting that companies provide a transparent financial statement to shareholders that includes an accurate accounting of all-corporate political spending.

Further, according to staff bulletins, the SEC staff determines the acceptable level of personal interest by considering whether the issues raised by the proposal affect a broad group of shareholders. The SEC has made clear that the exclusion does not operate to allow omission of proposals regarding issues to which the "proponent was personally committed or intellectually interested."[2]

For example, in Consolidated Freightways, the SEC staff denied no-action relief on a proposal requesting that the board take the necessary steps to remove the requirement that 80% of the outstanding shares vote in favor of any change in the structure of the board.[3] The company contended that the proponents, three union members, were actively pursuing a corporate campaign designed to harass and pressure the company in connection with union organization efforts at the company's nonunion operating subsidiaries. The proponents countered that there was no possible connection between the elimination of a supermajority requirement and the advancement of the Union's interests in organizing or collective bargaining. The proponents emphasized that, by insisting that the employee-shareholders did not truly care about corporate governance issues, the company was refusing to acknowledge that the proponents had a stake in the financial future of the company equal to that of other shareholders.[4]

In addition, in Sturm, Ruger & Company, Inc., the proponent successfully defended against a no-action challenge to a proposal requesting that the board prepare a report on the company's policies and procedures aimed at stemming the incidence of gun violence in the United States.[5] The

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[2] Exchange Act Release No. 20,091, 1983 SEC LEXIS 1011 (Oct. 14, 1983).
[3] Consolidated Freightways. 1996 SEC No-Act. Lexis 158 (Feb. 1, 1996).
[4] Id.
[5] Sturm, Ruger & Company. 2001 SEC No-Act. Lexis 342 (March 5, 2001).

company argued that the proponent, despite drafting the proposal so that it appeared to relate to matters that may be of general interest to all shareholders, sought curtailment of the sale of legally manufactured firearms, which was an interest not shared by other shareholders. The proponents responded that the fact that they were intellectually committed to some type of gun control was irrelevant.[6]

In sum, the Proponent's Proposal requests that the Company disclose political contributions that are made by the Company that may be contradictory to the best interests of Company shareholders. This interest is one that is generally shared by all shareholders. That is a transparent accounting of the Company's spending and an accurate representation of the Company's balance sheet.

II. ***The Proposal Must be Included in the Company's 2006 Proxy Statement Because it Does not Impugn the Character of Company Management Nor is it False and Misleading.***

The Company points to several sentences in the Proposal's supporting statement that it believes directly impugns the character of Company management and argues that they are materially false and misleading and are therefore excludable under Rule 14a-8(i)(3) and Rule 14a-9

A. The Company claims specifically that the third sentence of the first paragraph of the Supporting Statement, when taken in context with the entire Proposal impugns the character of Company Management, "implying that management is susceptible to breaches of fiduciary duty or even illegal conduct."

The sentence in question is cast as the Proponent's opinion and also in a way that does not personally attack any member of the Company's management team. When taken in context with the entire Supporting Statement of the Proposal it is clear that the Proponent is merely trying to explain that a lack of transparency for political spending can result in spending that is not in the best interests of Company shareholders and other stakeholders. Therefore, the Proponent stands by the sentence as written.

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[6] Id.

B. The Company claims that the entire third paragraph of the Supporting Statement should be excluded because both sentences are "materially false and misleading." The Company objects to the first sentence of the Proposal because it claims that, "it mistakes membership in an organization for a political contribution." The sole purpose of the "Alliance for Worker Retirement Security," the political organization which is referenced in the fist sentence of the third paragraph, is to permit workers to invest their retirement taxes on individually directed personal retirement accounts.[7] According to the organization's own literature, "The mission of the Alliance for Worker Retirement Security is simple: develop and promote Social Security reform legislation."[8] The Proponent, therefore, stands by the sentence as written.

The Company objects to the second sentence of the third paragraph of the Supporting Statement because it states that a contribution to the "Cato Institute" would not be required to be disclosed under the report that is called for in the Proposal. In addition, the Company objects to the reference to the personal contribution made by the Chairman and CEO of the Company to "The Club for Growth." The Proponent has supplied the Company with citations for both statements, which discloses membership or contributions to political organizations that may be inimical to shareholder interests. In addition, the disclosure of membership in such an organization, which has a political agenda, would comply with the spirit of the request made under the Proposal. That is, the extent of contributions to 501(c) non-profit groups that engage in political activity, either directly or through trade associations, is critical to a full understanding of the Company's political activity.

Therefore, the Proponent stands by the Proposal as written.

CONCLUSION

The Company's arguments for exclusion of the Proponent's shareholder proposal from the 2006 Proxy Materials clearly do not meet the standard for no-action by the Commission.

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[7] See http://www.retiresecure.org/principles.php

[8] Id.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges the SEC to protect Charles Schwab shareholders who support adopting a policy that would disclose the Company's political contributions and by extension, protect all shareholders who take an interest in corporate transparency by denying the Company's request for no-action.

Based on the foregoing analysis the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in Charles Schwab's 2006 Proxy Materials. Should the Commission have any questions or need additional information, please direct them to Carin Zelenko, IBT Director of Capital Strategies, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo

cc: R. Scott McMillen, Vice President and Associate General Counsel, Charles Schwab

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2006

The proposal requests that the company prepare a report disclosing its policies and procedures for political contributions, as well as monetary and non-monetary political contributions.

We are unable to concur in your view that Charles Schwab may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Charles Schwab may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Mark F. Vilardo
Special Counsel